October 18, 2016

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Robyn Manuel
William H. Thompson

RE: Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 24, 2016
File No. 1-32349

Ladies & Gentlemen:

Signet Jewelers Limited, a Bermuda based corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 4, 2016 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended January 30, 2016 (the “Form 10-K”) filed with the Commission on March 24, 2016.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year ended January 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies, page 75

1.
Please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would look like.

Response:
We acknowledge the Staff’s comment and, in future filings, we will provide a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments and estimates, where reasonably likely changes are capable of estimation. The Company further advises the Staff that as we continuously evaluate our external reporting disclosures, we will look to revise the critical accounting policy disclosure in future filings to avoid duplicating the accounting policy disclosures in the consolidated financial statements. The below reflects what the disclosure would have looked like if the changes were made to our most recently filed Form 10-K (with supplemental, responsive language in bold):

CRITICAL ACCOUNTING POLICIES
Critical accounting policies covering areas of greater complexity that are subject to the exercise of judgment due to the reliance on key estimates are listed below. A comprehensive listing of Signet’s critical accounting policies are set forth in Footnote 1 of the consolidated financial statements in Item 8.
Revenue recognition for extended service plans and lifetime warranty agreements ("ESP")
The Company recognizes revenue related to lifetime warranty sales in proportion to when the expected costs will be incurred. The deferral period for lifetime warranty sales in each division is determined from patterns of claims costs, including estimates of future claims costs expected to be incurred. Management reviews the trends in claims to assess whether changes are required to the revenue and cost recognition rates utilized. A significant change in estimates related to the time period or pattern in which warranty-related costs are expected to be incurred could materially impact revenues. The deferral period and recognition rates of deferred revenue related to lifetime warranty sales is determined based on multi-year patterns of claims costs; therefore, a shift in historical experience of claims cost and frequency over several periods would be required to alter the revenue recognition pattern materially. All direct costs associated with the sale of these plans are deferred and amortized in proportion to the revenue recognized.
The Sterling Jewelers division sells extended service plans, subject to certain conditions, to perform repair work over the life of the product. Revenue from the sale of these lifetime extended service plans is recognized consistent with the estimated pattern of claim costs expected to be incurred by the Company in connection with performing under the extended service plan obligations. Based on an evaluation of historical claims data, management currently estimates that substantially all claims will be incurred within 17 years of the sale of the warranty contract.
In the second quarter of Fiscal 2016, an operational change related to the Sterling Jewelers division’s extended service plans associated with ring sizing was made to further align Zale and Sterling ESP policies. As a result, revenue from the sale of these lifetime extended service plans in the Sterling Jewelers division is deferred and recognized over 17 years for all plans, with approximately 57% of revenue recognized within the first two years for plans sold on or after May 2, 2015 and 42% of revenue recognized within the first two years for plans sold prior to May 2, 2015 (January 31, 2015: 45%; February 1, 2014: 45%).
The Zale division also sells extended service plans. Zale Jewelry customers are offered lifetime warranties on certain products that cover sizing and breakage with an option to purchase theft protection for a two-year period. Revenue from the sale of lifetime extended service plans is deferred and recognized over 10 years, with approximately 69% of revenue recognized within the first two years (January 31, 2015: 69%).
Deferred revenue related to extended service plans, voucher promotions and other items at the end of Fiscal 2016 was $889.4 million as compared to $811.9 million in Fiscal 2015.
Property, plant and equipment
Property, plant and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Potentially impaired assets or asset groups are identified by reviewing the cash flows of individual stores. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, based on the Company's internal business plans. If the undiscounted cash flow is less than the asset’s carrying amount, the impairment charge recognized is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. The Company utilizes historical experience, internal business plans and an appropriate discount rate to estimate the fair value. Property and equipment at stores planned for closure are depreciated over a revised estimate of their useful lives.
In Fiscal 2016, the income statement includes a charge of $0.7 million for impairment of assets as compared to $0.8 million in Fiscal 2015. Property, plant and equipment, net, totaled $727.6 million as of January 30, 2016 and $665.9 million as of January 31, 2015. Depreciation and amortization expense for Fiscal 2016 and Fiscal 2015 was $161.4 million and $140.1 million, respectively. Application of alternative assumptions, such as changes in estimates of future cash flows, could produce significantly different results. A 10% decrease in the estimated undiscounted cash flows for the stores with indicators of impairment would not have had a material impact on our results of operations in Fiscal 2016.
Goodwill and intangibles
Goodwill is evaluated for impairment annually and more frequently if indicators of impairment arise. In evaluating goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value (including goodwill). If the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then no further testing is required. However, if the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the two-step goodwill impairment test is performed to identify a potential goodwill impairment and measure the amount of impairment to be recognized, if any. The two-step impairment test involves estimating the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill, through either estimated discounted future cash flows or market-based methodologies.
The annual testing date for goodwill allocated to the Sterling Jewelers reporting unit is the last day of the fourth quarter. The annual testing date for goodwill allocated to the reporting units associated with the Zale division acquisition and the Other reporting unit is May 31. There have been no goodwill impairment charges recorded during the fiscal periods presented in the consolidated financial statements as financial results for the reporting units has met or exceeded financial projections developed at the time of the acquisitions. If future economic conditions are different than those projected by management, future impairment charges may be required. Goodwill totaled $515.5 million as of January 30, 2016 and $519.2 million as of January 31, 2015.

Intangible assets with definite lives are amortized and reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying amount, the Company recognizes an impairment charge equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset. Intangible assets with definite lives, net of accumulated amortization, totaled $25.6 million as of January 30, 2016 and $40.3 million as of January 31, 2015.
Intangible assets with indefinite lives are reviewed for impairment each year in the second quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company first performs a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If the Company determines that it is more likely than not that the fair value of the asset is less than its carrying amount, the Company estimates the fair value, usually determined by the estimated discounted future cash flows of the asset, compares that value with its carrying amount and records an impairment charge, if any. If future economic conditions are different than those projected by management, future impairment charges may be required. Intangible assets with indefinite lives totaled $402.2 million as of January 30, 2016 and $406.8 million as of January 31, 2015.
Income taxes
Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized, based on management's evaluation of all available evidence, both positive and negative including reversals of deferred tax liabilities, projected future taxable income and results of recent operations. We have recorded a valuation allowance of $31.9 million and $32.4 million, as of January 30, 2016 and January 31, 2015, respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of net operating losses, foreign tax credits and foreign capital losses carried forward.
The annual effective tax rate is based on annual income, statutory tax rates and tax planning strategies available in the various jurisdictions in which the Company operates. The Company does not recognize tax benefits related to positions taken on certain tax matters unless the position is more likely than not to be sustained upon examination by tax authorities. At any point in time, various tax years are subject to or are in the process of being audited by various taxing authorities. The Company records a reserve for uncertain tax positions, including interest and penalties. To the extent that management’s estimates of settlements change, or the final tax outcome of these matters is different than the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. If the reserve for uncertain tax positions decreased 10%, the impact would be approximately $1 million as of January 31, 2016.
See Note 8 for additional information regarding deferred tax assets and unrecognized tax benefits.

Accounts receivable
Accounts receivable are stated at their nominal amounts and primarily include account balances outstanding from Sterling Jewelers division in-house customer finance programs. The finance receivables from the in-house customer finance programs are comprised of a large volume of transactions with no one customer representing a significant balance. The initial acceptance of customer finance arrangements is based on proprietary consumer credit model scores. Subsequent to the initial financed purchase, the Company monitors the credit quality of its customer finance receivable portfolio based on payment activity driving the aging of receivables as well as through the use of proprietary behavioral and collection models which assess each account’s probability of default based on performance on their account and regularly refreshed credit bureau attributes.
Accounts receivable under the customer finance programs are presented net of an allowance for uncollectible amounts. This allowance represents management’s estimate of the expected losses in the accounts receivable portfolio as of the balance sheet date, and is calculated using a model that analyzes factors such as delinquency rates and recovery rates. An allowance for amounts 90 days aged and under is established based on historical loss experience and payment performance information. A 100% allowance is made for any amount aged more than 90 days on a recency basis and any amount associated with an account the owner of which has filed for bankruptcy. The recency-aging methodology is based on receipt of qualifying payments which vary depending on the account status. A customer’s account ages each month five days after their due date listed on their statement, allowing for a grace period before collection efforts begin. A qualifying payment can be no less than 75% of the scheduled payment, increasing with the delinquency level. If an account holder is two payments behind, then they must make a full minimum payment to return to current status. If an account holder is three payments behind, then they must make three full payments before returning to a current status. If an account holder is more than three payments behind, then the entire past due amount is required to return to a current status. The allowance calculation is reviewed by management to assess whether, based on economic events, additional analysis is required to appropriately estimate losses inherent in the portfolio.
Allowances for uncollectible amounts are recorded as a charge to cost of sales in the consolidated income statement. Receivables are charged off to the allowance when amounts become more than 120 days aged on the recency method and more than 240 days aged on the contractual method. The allowance at January 30, 2016 was $130.0 million against a gross accounts receivable balance of $1,855.9 million. This compares to an allowance of $113.1 million, or 7.0% of gross accounts receivable, against a gross accounts receivable balance of $1,666.0 million, or 6.8% of gross accounts receivable, at January 31, 2015. If management's estimate of the allowance for uncollectible accounts had been different by 10% at the end of Fiscal 2016, cost of sales would have been impacted by approximately $13 million.
Inventories
Inventories are primarily held for resale and are valued at the lower of cost or market value. Cost is determined using weighted-average cost for all inventories except for inventories held in the Company’s diamond sourcing operations where cost is determined using specific identification. Inventory reserves for obsolete, slow moving or defective items are calculated as the difference between the cost of inventory and its estimated market value, based on targeted inventory turn rates, future demand, management strategy and market conditions. Due to the inventory being primarily comprised of precious stones and metals including gold, the age of the inventory has a limited impact on the estimated market value. Inventory reserves for shrinkage are estimated and recorded based on historical physical inventory results, expectations of future inventory losses and current inventory levels. Physical inventories are taken at least once annually for all store locations and distribution centers. Historically, our actual physical inventory count results have shown our estimates to be materially accurate. We do not believe there is a reasonable likelihood that changes in our inventory shrinkage levels will occur so as to have a material effect on the Company's financial condition or results of operations in future periods. The total inventory reserve at the end of Fiscal 2016 was $43.2 million as compared to $28.4 million at the end of Fiscal 2015. Total inventory at January 30, 2016 was $2,453.9 million as compared to $2,439.0 million at January 31, 2015.
Employee Benefits
Signet operates a defined benefit pension plan in the UK (the “UK Plan”) which ceased to admit new employees effective April 2004. The UK Plan provides benefits to participating eligible employees. Beginning in Fiscal 2014, a change to the benefit structure was implemented and members’ benefits that accumulate after that date are now based upon career average salaries, whereas previously, all benefits were based on salaries at retirement.
The Company utilizes significant assumptions, along with the actual employee census data, in determining its net periodic pension cost and benefit obligations included in the consolidated financial statements. The net periodic pension cost and benefit obligations of the UK Plan are measured on an actuarial basis using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets. The net periodic pension cost is charged to selling, general and administrative expenses in the consolidated income statements. See Note 18 for additional information.
The funded status of the UK Plan is recognized on the balance sheet, and is the difference between the fair value of plan assets and the projected benefit obligation measured at the balance sheet date. Gains or losses and prior service costs or credits that arise and not included as components of net periodic pension cost are recognized, net of tax, in OCI. The funded status of the UK Plan at January 30, 2016 was a $51.3 million asset as compared to a $37.0 million asset at January 31, 2015. Based on the composition of the assets held and obligations of the UK Plan as of January 30, 2016, a 10 basis point change in the discount rate would have changed the funded status of the UK Plan by approximately $3.5 million. The estimated net periodic pension cost in Fiscal 2016 would have changed by approximately $0.6 million if a 10 basis point change in the discount rate and expected long-term rate of return on plan assets were to occur.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounts Receivable, page 77

2.
We note your use of a form of recency-aging of accounts receivable for measuring delinquency and establishing loss allowances for your in-house credit receivable portfolio. Please tell us your consideration of discussing the impact on bad debt expense and the allowance for uncollectible accounts of basing your allowance on the age of accounts receivable on a recency as opposed to a contractual basis. For example, tell us your consideration of disclosing the aging of accounts receivable based on your recency-aging methodology as of each balance sheet; i.e., the dollar amount of accounts that is contractually delinquent but still considered current or performing, based on your recency-aging methodology.

Response:
As required by generally accepted accounting principles, we recognize loan losses in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 310 (Receivables) and Topic 450 (Contingencies), an estimated loss from a loss contingency related to any ability to collect receivables from our credit guests, is accrued when, based on information available prior to the issuance of the financial statements, it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated, with the objective to carry and report our receivables at net realizable value. Further we apply the guidance provided by Financial Reporting Release No. 28 (FRR No. 28), including subsection (b), Procedural Discipline in Determining the Allowance and Provision for Loan Losses to be Reported, of Section 401.09, Accounting for Loan Losses by Registrants Engaged in Lending Activities, to the Codification of FRR No. 28. Further, and consistent with the Interpretive guidance provided in SEC Staff Accounting Bulletin No. 102, our allowance methodology incorporates management's current judgments about the credit quality of the portfolio through a disciplined and consistently applied process. Our allowance methodology is influenced by our Company-specific factors, including our business environment and strategy, portfolio characteristics, collection and lending administration procedures, and management information systems.

Included in our Form 10-K, pages 18-20 provide detail of the Company's in-house credit programs and its process and standards for managing the performance of its receivables portfolio through a stringent set of underwriting standards and higher debt service levels that are required by our credit account holders compared to marketplace participants focused solely on consumer lending. The Company's primary focus of its financing programs is to provide outstanding customer service and build long-term relationships with its guests, while maximizing the use of our working capital. In administering its finance programs, the Company strives to enable its customers to develop a habit of making consistent payments on amounts owed to the Company, which, when combined with the aforementioned robust debt service requirements, optimizes our average collection period, as well as restores our guests available credit for future purchases. The Company believes that the historical approach to its underwriting and lending practices, as compared to credit card lenders, and its desire to build a long-term retail sales and finance relationship with the customer has allowed it to maintain consistent credit portfolio performance over a long period of time. The Company believes the form of recency aging it utilizes to monitor and manage its portfolio, provides a more accurate reflection of its customers' performance relative to the ultimate collectability of the customer account.

This continuous monitoring and portfolio performance has been in-place since the inception of our in-house credit program and has consistently followed a strict set of aging rules for its customer accounts, which is disclosed in Footnote 1(k) of Item 8 in our Form 10-K, as well as required higher scheduled payments than traditional lenders (approximately 8% of balance due, with a fixed monthly payment that does not decrease as the outstanding balance declines). Below is a summary of the payment requirements for each of our aging categories that is necessary for an account to be considered current or performing:

Aging category	Required minimum payment to remain current
Accounts aged 0-30 days (Recency 0)	75% or more of the scheduled payment
Accounts aged 31-60 days (Recency 1)	75% or more of the scheduled payment
Accounts aged 61-90 days (Recency 2)	One full scheduled payment
Accounts aged 91-180 days (Recency 3 - 5)	Payment of the amount past due or the equivalent of three scheduled payments within 90 days of rolling to Recency 3
Accounts aged 181 days or more (Recency 6)	Payment of the amount past due and greater

When an account ages into recency 3 and beyond, our payment requirements are more akin to a contractual aging rule, as it requires the full amount past due in close proximity to reaching this aging category. However, this scheduled payment/debt service requirement is far more significant than minimum scheduled payments required by traditional credit lenders.

We have considered the relevance and usefulness of comparing the aging categories or bad debt expense impact that may result from an aging methodology that was based on a pure contractual basis. Although this may provide comparability of our portfolio performance to traditional consumer lending firms, an industry in which we do not consider ourselves a participant, it would require normalization of all terms of our financing relationship. For instance, our payment requirements, if normalized to be consistent with a traditional lender, would need to be hypothetically reduced to levels contractually required by these lenders. Consequently, a historical analysis of the payment levels received would need to be analyzed to determine what accounts may have aged under our consistently applied aging rules historically that would have not aged under the hypothetically revised customer payment standard, and vice versa. Further, our allowance for losses is informed by more than simply the age of the receivable, but also by facts and circumstances specific to each of our account holders, macroeconomic trends and information, and other qualitative factors. Therefore, simply recasting our bad debt expense or allowance for losses by modifying our aging convention is not relevant or meaningful from a disclosure perspective.

Finally, we acknowledge that we are one of the few retail industry registrants that maintain these in-house credit programs, and industry dynamics have changed dramatically over recent years. This has resulted in a small set of meaningful comparator companies within the industry by which financial statement users can evaluate our financing programs, customer account terms, and other important factors of our credit function. However, our conclusion is that our allowance for losses is well-informed by several decades of customer behavior under our finance program terms, and that the aging methodology that has been consistently applied over that period is a meaningful indicator as to the realization of these receivables. Disclosure of incremental information in isolation that does not inform our reserve methodology was concluded to be potentially misleading.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

9. Other operating income, net page 103

3.
Please tell us how you have complied with the guidance in SAB Topic 8:B. In this regard, we note the example disclosures in the SAB topic include disclosure of the costs of administering the customer finance operations and the resulting net income or cost of the consumer credit operations. Your disclosure here and in the forepart of the document on page 20 regarding the impact on earnings of your in-house customer finance programs does not appear to include the costs of administering the credit portfolio.

Response:
The Company believes that the disclosure requirements of SAB Topic 8:B of gross revenue from in-house credit charges and the income statement classification have been met within Footnote 9 to the consolidated financial statements on page 103 of the Form 10-K.

The Company considers that further disclosure as suggested by Example 1 of SAB Topic 8:B is not necessary or incrementally meaningful to an understanding of the business, considering the disclosures provided in our Description of the Business in Item 1. The credit operations are a fully integrated function, primarily in support of the Company's Sterling Division brands and are not managed or reported internally as a separate business. The Company views these credit operations as a marketing function with the principal benefits being focused marketing to our customers and promotion of customer loyalty. The credit card for each store can only be used for purchases from that particular store brand, demonstrating the marketing focus of these credit operations. Several aspects of our cost structure that are integral to the operation of the in-house credit function are non-specific to the function (i.e. payroll and other overhead costs) and cannot be meaningfully allocated to provide an operating income measure of the credit function. Further, as a fully integrated function within a broader tax-paying entity, it is not likely that an income tax provision prepared on a separate-return basis would be relevant or provide useful disclosure of a net income measure for financial statement users.

As publicly disclosed, we are currently and continuously evaluating our in-house credit function, ranging from optimizing our portfolio management and financing options to partially or fully outsourcing the credit function. As we identify and implement any results of our strategic review, we will ensure that our external reporting provides adequate information to understand this key function of our retail business.

*     *    *

The Company acknowledges the change to the Staff's filing review and comment process as it relates to the affirmative representations associated with the Company's responsibility for the accuracy and adequacy of the disclosure in its filings as described in the October 5, 2016 announcement from the Commission.

If you have questions regarding the foregoing, please contact the undersigned at (330) 668-5422.

Very truly yours,

SIGNET JEWELERS LIMITED

By:	/s/ Michele L. Santana
Michele L. Santana
Chief Financial Officer